Exhibit 1.01

Conflict Minerals Report of Crown Holdings, Inc.

This Conflict Minerals Report (CMR) of Crown Holdings, Inc. (“Crown” or the “Company”) for calendar year 2016 was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934. Numerous terms in this Conflict Minerals Report are defined in Rule 13p-1 and the reader is referred to that source and to 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

Business Overview

Crown, through its subsidiaries, is a leading supplier of packaging products to consumer marketing companies around the world. The Company determined that tin was contained in the tinplate steel it purchases for its metal packaging businesses. Additionally, the Company determined that tin, tantalum, tungsten and gold are contained in certain purchased components of the high-performance can-making machinery manufactured by the Company. The vast majority of suppliers that supply the Company with products that contain tin, tantalum, tungsten and gold supply our can-making machinery business, which amounts to less than 2% of Crown’s overall net sales.

Crown’s supply chain is complex, and it is typically several tiers removed from the smelter or refiner and mineral origin. Crown relies on its suppliers to provide information on the origin of the tin, tantalum, tungsten and gold necessary to the functionality or production of Crown’s products. Crown has limited visibility beyond its direct suppliers to entities within the supply chain. Therefore, Crown relies principally on its direct suppliers to provide it with sourcing information.

Due Diligence Design Overview

Crown’s due diligence processes have been designed in conformance with the due diligence related steps of the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, and the related Supplements for tin, tantalum, tungsten and gold, consistent with the Company’s position as a downstream company. Crown also relied on information from the Conflict-Free Smelter Program (“CFSP”), a voluntary initiative managed by the Conflict-Free Sourcing Initiative (“CFSI”) in which an independent third party audits the procurement activities of a smelter or refiner to determine, with reasonable confidence, that the minerals it processes originated from conflict-free sources. Upon completion of a successful audit, the smelter or refiner is designated by the CFSI as “Compliant.” To guide its due diligence, the Company has established a due diligence compliance process that includes a documentation and record maintenance mechanism to ensure the retention of relevant documentation in a structured electronic database. Crown expects to continue to refine, revise and improve this compliance process as appropriate.

The Company’s due diligence on the source and chain of custody of the Conflict Minerals contained in the Covered Products included the following measures:

OECD Step 1 – Establish Strong Company Management Systems

Policy. Crown is in the process of adopting a company-wide Supplier Code of Conduct that will include Crown’s commitment to responsible sourcing of the Conflict Minerals in its products and its expectations that its suppliers will be similarly committed to responsible sourcing in the supply chain. Crown will communicate this to its first-tier suppliers and require them to acknowledge the Supplier Code of Conduct. In addition, in Crown’s purchase contracts for tinplate and in its standard form purchase orders, Crown currently requires that its suppliers comply with the Conflict Minerals rules.

Personnel. The Company’s Conflict Minerals compliance effort involved a cross-functional group of personnel from the legal, finance, operations, and corporate compliance functions. This team is responsible for implementing Crown’s conflict minerals compliance strategy.

Supplier Engagement. The Company contacted all of its first-tier suppliers of tinplate steel for its metal packaging business and almost all first-tier suppliers for its can-making machinery business, to provide them with notice of the relevant Securities and Exchange Commission (“SEC”) requirements and advise them of the Company’s commitment to responsibly source materials and its due diligence expectations. In addition, the Company plans to include the company policy regarding Conflict Minerals as part of its Supplier Code of Conduct. The Company intends to archive the received supplier responses as part of its reasonable country of origin inquiry (“RCOI”) and due diligence. Feedback from this process will be used to modify, where appropriate, the design of the Company’s Conflict Minerals compliance program.

Grievance Mechanism. The Company’s existing procedures for reporting code of conduct or other ethics violations are also available for reporting Conflict Minerals compliance problems.

OECD Step 2 – Identify and Assess Risk in the Supply Chain

Identification of Risk. To identify risks in its supply chain, the Company contacted all of the first-tier tinplate steel suppliers for its metal packaging business and almost all first-tier suppliers for its can-making machinery business identified through its RCOI to request information regarding the source and chain of custody of Conflict Minerals in its supply chain. To facilitate the collection of complete, accurate, standardized and verifiable information, the Company relied primarily on the Conflict Minerals Reporting Template (the “CMRT”) made available by the CFSI. The CMRT facilitates the transfer of information through the supply chain regarding country of origin, mine location and smelters and refiners used. Written instructions and recorded training illustrating the use of the CMRT are available on CFSI’s website.

Assessment of Risk. Upon receipt of completed CMRTs from its suppliers, the Company intends to take steps to assess due diligence efforts of any identified smelter or refiner by examining the information provided in the CMRT to determine if the smelter or refiner has been validated under the CFSI’s CFSP as “conflict free.” The CFSP provides information regarding those smelters or refiners that, following an independent third-party audit, have been found to be compliant with the CFSP’s assessment protocols to assure sourcing of only conflict-free materials.

OECD Step 3 – Design and Implement a Strategy to Respond to Identified Risks

The Company expects to take the following steps, among others, to improve its due diligence measures, increase supply chain transparency and further mitigate the risk that the Conflict Minerals contained in its products may finance or benefit armed groups in the Covered Countries:

•	continue to collect information regarding products supplied to the Company;

•	continue to engage suppliers to obtain current, accurate and complete information about the supply chain, smelters and refiners;

•	enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion;

•	continue to include covenants to comply with its Conflicts Minerals policies in its purchase contracts for tinplate steel and in its standard form purchase orders;

•	encourage suppliers to implement responsible sourcing and to request that their suppliers encourage each of their smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor; and

•	identify risks to senior management.

OECD Step 4 – Carry Out an Independent Third-Party Audit of Supply Chain Due Diligence

The Company does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company intends to rely on information collected and provided by independent third-party audit programs, such as the CFSP, when necessary.

OECD Step 5 – Report on Supply Chain Due Diligence

Crown files its Conflict Mineral Report on Form SD with the SEC. Crown also publishes its Conflict Mineral Report on its website at www.crowncork.com/investors/sec-filings.

Due Diligence Results

Facilities and Country of Origin of Tin, Tantalum, Tungsten and Gold

Metal Packaging Products

Twenty-nine (29) smelters and refiners supply tin to Crown’s tinplate steel suppliers for Crown’s metal packaging products. Tin is the only Conflict Mineral identified in the Company’s metal packaging business. These products account for over 98% of Crown’s net sales. All of the tin smelters have been identified by the CFSI as compliant or were cleared by the Company’s own due diligence investigation.

Can-Making Machinery Products

There are three hundred thirteen (313) smelters and refiners on the Crown CMRT for its can-making machinery business products, which account for less than 2% of net sales. Two hundred forty-three (243) of those smelters and refiners have been evaluated by the CFSI as compliant with the CFSI assessment protocol when analyzed. Based on the information provided by the Company’s suppliers, it cannot be verified that all the smelters identified contributed to parts that ended up in Crown products.

Schedule 1 lists the country of origin of the tin, tantalum, tungsten and gold processed by smelters verified by the CFSI and identified by the Crown supply chain. All smelters and refiners who source from the DRC region that have been audited by CFSI are compliant with the CFSI assessment protocol. All tin smelters that provided tin to the Company’s tinplate steel suppliers, and therefore to the Company, were specifically identified by the Company’s tinplate suppliers. Because of the long supply chain from most smelters to the component suppliers to the Company’s can-making machinery business, information provided to the Company by its component suppliers did not enable the Company to verify that any of the tin, tantalum, tungsten and gold processed by smelters in any of the countries identified in Schedule 1 contributed to the specific parts that ended up in Crown can-making machinery products.

Due Diligence Improvements

Crown will undertake the following steps during the next compliance period:

•	Update the conflict minerals information supplied to all suppliers included in Crown’s request for information process to reinforce Crown’s expectations regarding conflict minerals.

•	Customize the 2017 request for information for suppliers as deemed necessary to increase the information received.

•	Further engage with relevant trade associations to share best practices.

•	Direct customers to the CFSI organization for information, and encourage them to support the CFSI efforts through membership, and continue to do the same with suppliers.

Forward-Looking Statements

All information contained in this Conflict Minerals Report, other than statements of historical fact, constitute forward-looking statements within the meaning of federal securities laws. These forward-looking statements involve a number of risks, uncertainties, assumptions and other factors including, among other things, Crown’s customers’ requirements to use certain suppliers, Crown’s suppliers’ responsiveness and cooperation with Crown’s due diligence efforts, Crown’s ability to implement improvements in Crown’s conflict minerals program, changes to the sourcing status of smelters and refiners in Crown’s supply chain, and Crown’s ability to identify and mitigate related risks in Crown’s supply chain. For a more complete discussion of these and other risk factors, see Crown’s other filings with the SEC, including Crown’s Annual Report on Form 10-K for the year ended December 31, 2016. Crown undertakes no obligation to review or update any forward-looking statements to reflect events or circumstances occurring after filing this Conflict Minerals Report with the SEC.

Schedule 1

Australia, Austria, Benin, Bolivia (Plurinational State of), Brazil, Burkina Faso, Burundi, Cambodia, Canada, Chile, China, Colombia, DRC, Ecuador, Eritrea, Ethiopia, France, Ghana, Guatemala, Guinea, Guyana, Honduras, India, Indonesia, Japan, Laos, Madagascar, Malaysia, Mali, Mexico, Mongolia, Mozambique, Myanmar, Namibia, Nicaragua, Nigeria, Panama, Peru, Portugal, Russia, Rwanda, Senegal, Sierra Leone, South Africa, Spain, Thailand, Togo, Uganda, United States of America, Uzbekistan, Vietnam, and Zimbabwe.